UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42256

WORK Medical Technology Group LTD

1/88 Cook St, Auckland City, 1001, New Zealand
+1 949-818-3667
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐¨

Change of Principal Executive Offices

On May 25, 2026, WORK Medical Technology Group LTD, an exempted company incorporated in the Cayman Islands (the “Company”), established a wholly-owned subsidiary, WORK MEDICAL TECHNOLOGY LIMITED (“WORK Medical New Zealand”), a private limited liability company incorporated in New Zealand. The Company indirectly holds 100% of the issued and outstanding shares of WORK Medical New Zealand through its wholly-owned BVI subsidiary, Work Medical Technology Group Limited. WORK Medical New Zealand is intended to serve as the operations and management headquarter and to actively expand the Company’s business in New Zealand and Australia.

The Company’s principal executive offices are currently located at 1/88 Cook St, Auckland City, 1001, New Zealand, and the Company may be contacted at +1 949-818-3667. The Company’s executive office previously maintained in China is no longer used as a principal executive office.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-289943) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: May 27, 2026	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

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